Primary Business Name: ADMIRAL SECURITIES LLC   **BD Number: 324098**

BD - AMENDMENT

01/05/2026

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
MAGNUS, GIDEON FRANS	I	ADMIRAL TECHNOLOGIES LLC	CEO	08/2022	E	Y	N	7669885

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